March 27, 2006

     Mail Stop 4561

By U.S. Mail and facsimile to (715) 831-4299

James G. Cooley
President
Citizens Community Bancorp
2174 EastRidge Center
Eau Claire, WI  54701

Re:	Citizens Community Bancorp
	Form 10-KSB for the Fiscal Year Ended September 30, 2005
	Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
      File Number: 000-50585

Dear Mr. Cooley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-KSB for the Fiscal Year Ended September 30, 2005

General

1. The Commission File Number that you present on the front page of your Form 10-KSB (000-23406) does not appear consistent with the Commission File Number reflected in EDGAR (000-50585). Please revise your filing to indicate the correct Commission File Number.

Description of Business

Lending Activities, page 4

2. We note your disclosure on page 4 that the majority of your first mortgage loans contain a payable on demand clause, which allows you to call the loan due after a stated period, usually between two and five years from origination. Please tell us the following for each period presented as applicable:

* quantify the amount of your mortgage loan portfolio which includes these payable on demand clauses;
* quantify the amount of mortgage loans for which you demanded payment using these clauses;
* describe the circumstances under which you are able to and historically have invoked your rights under the payable on demand clauses; and
* how you consider the existence of the payable on demand clauses in determining your accounting policies for loan origination fees and costs.

Controls and Procedures, page 29

3. Please tell us whether you made any changes in internal control over financial reporting during the fourth fiscal quarter of 2005 which has materially affected or is reasonably likely to materially affect your internal controls over financial reporting.

Exhibit 13 - 2005 Annual Report

Consolidated Financial Statements

Statements of Cash Flows, page 23

4. Please tell us how you accounted for the acquisition of Community
Plus Savings Bank and the issuance of 705,569 shares to CCMHC in your statement of cash flows. If you netted the cash inflows and outflows of these two transactions against each other, please tell us how you determined that you met the net reporting requirements described in paragraphs 11-13A of SFAS 95.

5. As a related matter, please revise other relevant document sections where you discuss this transaction to specifically disclose how the transaction was funded and the unique relationship between Citizens Community Bancorp and Citizens Community MHC.

Note 1 - Summary of Significant Accounting Policies, page 26

6. We note that your accounting policy footnote does not include a discussion of derivative financial instruments. Please confirm to us that you have not entered into any derivative transactions during the periods presented in your filing.

7. We note your disclosure on page 28 that loan origination fees are credited to income when received. This policy does not appear consistent with the guidance provided by paragraphs 5 and 6 of SFAS
91. Please tell us how often you perform an analysis of the differences between your accounting policy and the approach specified in SFAS 91 to determine that the effect of recognizing loan origination fees to income when received is not material to the overall consolidated financial statements.

8. We note your disclosure on page 30 that you did not present earnings per share for the year ended September 30, 2004 because you did not believe the measure to be meaningful. Paragraph 38 of SFAS
131 requires that earnings per share data shall be presented for all periods in which an income statement or summary of earnings is presented. Please revise your filing throughout to present earnings per share for the year ended September 30, 2004 and disclose the manner in which you calculated your earnings per share for this period.

9. As a related matter, please revise your filing to include each of the disclosures required by paragraph 40 of SFAS 131.


Form 10-QSB for the Quarterly Period Ended December 31, 2005

Consolidated Financial Statements

General

10. Please revise your filing to more clearly indicate which periods presented were audited and which are unaudited. For example, it appears from your statements of cash flows that the three month periods ended December 31, 2005 and 2004 were unaudited, however, such designation was not made on your statements of income for the same periods.


*    *    *    *    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa Haynes at (202) 551-3424 or me at (202) 551-3492 if you have questions.


								Sincerely,




								John P. Nolan
								Accounting Branch Chief

Citizens Community Bancorp
James G. Cooley
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